Exhibit 99.1

Subject:	To announce the differences between the second quarter of 2016 financial statements under Taiwan-IFRSs and IFRSs

To which item it meets: Article 4.1.(47)

Statement:

1.	Date of occurrence of the event: 2016/08/10

2.	Cause of occurrence: To announce the differences between the second quarter of 2016 financial statements under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the ROC (“Taiwan-IFRSs”) and International Financial Reporting Standards as issued by the IASB (“IFRSs”)

3.	Contents of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1)	Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$11,333,097 thousand and NT$23,260,407 thousand, consolidated net income attributable to stockholders of the parent of NT$11,061,548 thousand and NT$22,729,315 thousand, and basic earnings per share of NT$1.43 and NT$2.93 for the three months and six months ended June 30, 2016, respectively. The Company also reported total assets of NT$464,111,962 thousand, total liabilities of NT$109,554,622 thousand, and total equity of NT$354,557,340 thousand as of June 30, 2016.

(2)	Under IFRSs, the Company reported consolidated net income of NT$14,652 million and NT$25,358 million, consolidated net income attributable to stockholders of the parent of NT$14,310 million and NT$24,785 million, and basic earnings per share of NT$1.84 and NT$3.19 for the three months and six months ended June 30, 2016, respectively. The Company also reported total assets of NT$463,911 million, total liabilities of NT$111,926 million, and total equity of NT$351,985 million as of June 30, 2016.

(3)	The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

4.	Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.